Contact

www.linkedin.com/in/
emmapayne70 (LinkedIn)

Top Skills

New Media
Strategic Consulting
Content Strategy

Publications

Technology With Curves

Emma Payne

I believe in people and our capacity to help each other when things go pear-shaped. Proud to be humanizing healthcare as CEO of Help Texts.

Seattle, Washington, United States

Summary

I'm an MIT graduate and seasoned technology entrepreneur with a 25 year career leading online and mobile projects including building tools to register young people to vote, creating online networks of support for families facing health challenges, and launching North America's first online crisis intervention line. I also founded a scrappy, action-oriented, national non-profit focused on women & technology, that broke boundaries and developed leaders for 17 years.

My company, Grief Coach, combines my passion for mobile technology and engagement, with my deep commitment to giving people the confidence and tools they need to support each other through grief. Grief Coach delivers personalized grief support via text message, which we know is the most accessible, digestible and affordable way to deliver bereavement care at scale.

Experience

Help Texts
Founder & CEO
October 2018 - Present (4 years 9 months)
Seattle, WA

Help Texts cut through every barrier to grief and mental health support. We send expert, ongoing support to grievers, caregivers and healthcare providers facing burnout and fatigue. We also text tips and reminders to the friends and family who want to support them, but may not be sure how. We're proud of the 95%+ acceptability rates and 86%+ retention rates we see for our beautiful, carefully crafted, evidence-based texts. They're simple. And they work.

Rulesware
Vice President, Operations
April 2016 - February 2019 (2 years 11 months)

Greater Seattle Area

Rulesware helps leading organizations achieve business transformation. We do it by developing and implementing strategic Pega applications that optimize business systems & processes, and are proud of our track record doing it right the first time.

We're always looking for great new team members, so if you're someone who'd rather collaborate with clients than code in a back room, and if a chin wag with the CEO is something you have yet to experience with your current company, give us a call.

http://rulesware.com/careers/

Social Venture Partners
Partner
February 2016 - September 2018 (2 years 8 months)
Greater Seattle Area

Social Venture Partners (SVP) builds powerful relationships among people and organizations that are making our world a better place for all. They help individuals make a greater impact with their giving, fund and strengthen nonprofits, and invest in collaborative solutions to critical social challenges.

Wattsmedia Inc.
Director of Interactive
October 2012 - March 2016 (3 years 6 months)
Seattle

I work with small to mid-sized companies who have developed technologies and solutions that have the potential to significantly & positively impact our systems, communities, and lives. From business planning & cost modelling, to sales, marketing and partner development, I help companies to grow.

I believe in doing great things with the tools we have, and have spent 20 years using the web, mobile devices and software to make things happen. From increasing youth voter turnout to creating new mechanisms for crisis intervention, driving product sales and engaging with a world-wide staff to celebrate a centennial ... I encourage clients to use today's tools to build connections that matter.

Art With Heart
Board Member

October 2012 - October 2013 (1 year 1 month)

Art with Heart helps kids through the healing power of creativity.

We help children dealing with the stress and strain of hardship, by creating and distributing our beautiful and unique therapeutic books and providing training programs for caregivers.

Tyze Personal Networks Ltd.
Vice President, Strategy
December 2008 - July 2012 (3 years 8 months)
Seattle

As VP, Strategy at Tyze Personal Networks, I was instrumental in driving the company's growth from concept to start-up, and through to establishment as a successful software company, selling our personal networking solution to hospitals, care organizations and health providers worldwide. Tyze is rooted in the knowledge that 80% of health care is delivered unpaid by friends, family and neighbours. Our tools support informal caregivers and create pathways with formal systems which improve health and social outcomes, while also leading to cost efficiencies for our formal systems of care.

As hire #1 at Tyze I wore hats including sales, strategy, technology, product management and operations.

At Large Media Ltd.
President & CEO
February 2001 - December 2008 (7 years 11 months)
UK and Canada

I founded At Large Media in 2001 and served as the company's President and CEO for 8 years, developing new media strategies and business models for companies, governments and organizations in the UK, Canada and the US. At Large Media was a vehicle for me to expand my leadership contributions to Canada's new media sector, as I wrote for national publications, contributed to federal government initiatives, and helped to drive key international accomplishments such as the new media portion of the Vancouver 2010 Olympic Bid.

CBC Radio 3
Online Strategy
2002 - 2003 (1 year)

E-Think Consulting
Owner
July 1998 - February 2001 (2 years 8 months)

Provided new media and business strategy consulting services to clients including Nike, CBC Radio and Arts Umbrella.

Wired Woman Society
Founder & President
September 1996 - September 1999 (3 years 1 month)

One of my greatest accomplishments was founding the Wired Woman Society, a national not-for-profit organization dedicated to encouraging women to explore technology careers. I founded the Society in 1996, and served as the Society's President until 1999, during which time I built a national team, launched chapters across the country, and garnered significant recognition for our mandate.

In 2000 I then turned my passion for women and technology into a best seller, Technology With Curves, published by Harper Collins.

Columbus Group Communications
Strategist
1998 - 1999 (1 year)

Client and account strategy and management. All things online! Clients included General Motors, Telus, and many more.

WebPool Syndicate
Co-founder, VP Marketing
June 1995 - June 1998 (3 years 1 month)

Co-founder focused on sales & marketing, with lots of account management thrown into the mix too. We built websites pre-Netscape, and were proud to be one of Canada's first web design companies. The WebPool is where I discovered my love of the start-up!

Education

Massachusetts Institute of Technology
MSc, Technology and Policy · (1999 - 2001)

Queen's University

Bachelor of Arts, Honours, Communications · (1989 - 1993)

Elliot Lake Secondary School